Exhibit 99.1

 Check-CapRedefining Colorectal Cancer Screening & Prevention  CORPORATE PRESENTATION August 2020  check-cap.com NASDAQ : CHEK

 Safe Harbor Statement  Forward-Looking StatementsThis presentation contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs; our financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, this presentation, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below. These factors include, but are not limited to, the following: our history of losses and needs for additional capital to fund our operations; our ability to continue as a going concern; our inability to obtain additional capital on acceptable terms, or at all; the impact of the recent outbreak of coronavirus; the initiation, timing, progress and results of our clinical trials and other product development efforts; our reliance on one product or product line; the clinical development, commercialization and market acceptance of C-scan; our ability to receive de novo classification and other regulatory approvals for C-Scan; our ability to successfully complete clinical trials; our reliance on single-source suppliers; our reliance on third parties such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan; our ability to establish and maintain strategic partnerships and other corporate collaborations; our ability to achieve reimbursement and coverage from government and private third-party payors; the implementation of our business model and strategic plans for our business; the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting Check-Cap is contained under the heading "Risk Factors" included in Check-Cap’s most recent Annual Report on Form 20-F filed with the SEC on March 6, 2020, and in other filings that Check-Cap has made and may make with the SEC in the future. These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf included in, but not limited to, this presentation speak only as of the date hereof and are expressly qualified in their entirety by the foregoing. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The presentation contains information about an investigation-stage medical device product under development, which has not yet been approved by the FDA for commercial distribution in the United States. All representations in this presentation are based upon investigations in certain clinical and other research, but which accordingly should not be construed as general claims for the safety or efficacy of the products when used by patients.  2

 3  The Check-Cap Mission  Prevent Colorectal Cancer through Precancerous Polyp Detection

 Check-Cap at a Glance  Prep-free capsule-based screening option for the health-conscious population and those that currently avoid other screening procedures Target to improve global screening adherence and detection of polyps before they may turn into cancerDesigned to address unmet needs in a multibillion-dollar marketCE Mark granted, approved for sale in IsraelPositive clinical data from U.S. pilot study and post-CE approval study Global manufacturing footprintStrong IP profile  4

     Source:1. Can Colorectal Polyps and Cancer Be Found Early? American Cancer Society.2. Pickhardt et al. Glin. Gatro. And Hep. 2010; 8; 610  Why wait for cancer?  ~ 0.5% present cancerous polyps   ~ 75%present No polyps   ~ 25%present benign polyps   Average risk population ages 50-75  0%  0.9%  6.1%  Crucial Prevention Window1   <10mm  10 - 19mm  ~10-15 years   20 - 29mm  5        38.1%  ≥ 30mm  Polyp Size  Malignancy rate2

 CRC: Third Most Diagnosed, Yet Least Prevented Cancer  6  Source:1. World Health Organization GLOBOCAN database. Accessed in January 20202. Arnold M, et al. Gut 2017;66:683–691. 3. American Society of Cancer. Cancer Facts and Figures 20204. National Cancer Institute. Cancer Trends Progress Report. Accessed in January 2020 5. Cancer Has Greater Economic Impact Than All Other Diseases. Zosia Chustecka. Medscape. August 2010    Annual CRC Incidence (Worldwide)  1.8M New cases1   881,000 Deaths1    Economic Burden    Annual CRC Incidence (U.S.)  150K New cases3   55,000 Deaths3    Economic Burden  ~ $99B Worldwide5    ~ $16B U.S alone (2018)4    Worldwide estimated figuresin millions, 20181  * 60% increase expected by 20302

Screening Rates - Global Unmet Need


US[1]
38%
1 in 3 people are not getting screened as recommended
Germany[2]
55%
> 50% not getting screened as recommended
China[3]
High

Ages ≥50 ■ Not Screened ■ Fecal Immunochemical Test (FIT) or Fecal Occult Blood Test (FOBT) ■ Colonoscopy or Stool based test ■ Colonoscopy

BARRIERS TO COMPLIANCE
Colonoscopy • Laxative bowel preparation • Invasive • Sedation **FIT or FOBT** • Stool Handling

Source:
1. Relates to ages 50 years and older, as of 2015. For colonoscopy, this includes adults that had a colonoscopy in the past 10 years or sigmoidoscopy in the past 5 years. For FIT this includes adults that had FIT or FOBT in the past year. https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/colorectal-cancer-facts-and-figures/colorectal-cancer-facts-and-figures-2017-2019.pdf
2. For FIT this relates to 50-54 years old testing for fecal blood in 2014. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5341111/ , http://www.cancer-days.eu/res/file/presentations/2017/04-state-of-the-art-04b-seufferlein.pdf
3. Schreuders EH, Ruco A, Rabeneck L, *et al*. Colorectal cancer screening: a global overview of existing programmes. *Gut* 2015;**64**:1637-1649.

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Multi-Billion Dollar Market Opportunity





	UNITED STATES	EUROPE	CHINA
Potential Population For Screening*	**95M**	**231M**	**419M**
Market Opportunity**	**~$9B**	**~$23B**	**~$41B**

American Cancer Society

Revised ACS guidelines recommending average risk population **to begin screening earlier, at age of 45**

Source:
*Population age groups 50-74. United Nations DESA/ Population Division – World Population Prospects 2019 (U.S, China and Europe). https://population.un.org/wpp/Download/Standard/Population/
**For average risk patients, aged 50-75, screened once every 10 years according to ACS' guidelines, at average estimated C-Scan test cost of $1K.

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 C-Scan® is not available for sale or clinical use in the U.S.   Our Solution: Prep-Free Polyp Detection  9  First and only patient-friendly preparation-free test to detect polyps before they may transform into cancerPotential to help millions of busy, active people stay healthy through preventive polyp screening with less life disruptionPotential to motivate the younger, health-conscious patient population with increasingly higher CRC risk, to undergo screening earlier

  C-Scan® View      C-Scan® Track  C-Scan® Cap  C-Scan® is not available for sale or clinical use in the U.S.   Capsule Based C-Scan® system   10      Natural passageUltra-low dose X-ray scanning technology  Autonomous control positioning and recording  Cloud based analysis suiteMaps of colon’s inner surface

     Polyp Presence Confirmed by Colonoscopy  Slice profiles   3D map of colon inner surface  11  Sessile polyps  C-Scan polyp presence detection analysis tools  Colonoscopy findings + images   Height map of colon inner surface  Single sessile polyp  Single polyp  Polyp size measured by Colonoscopy  5-10mm  10-20 mm  20 mm

C-Scan: A Prep-Free Patient-Friendly Test

1 

2 

3 

At the clinic

- Capsule ingestion
- C-Scan® Track attached to patient's back

Normal Daily Routine

- No special diet
- Contrast agent + fiber with each meal
- Test takes 2-3 days
- Patient is notified once capsule is excreted naturally

Physician Analysis

- Clinical data downloaded from Track to C-Scan® View cloud
- Pre - Analysis and bookmarking of findings by Check-Cap's expert technician
- Cloud based Physician Suite – review of bookmarks, analysis and report (~30 min)

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C-Scan® Advantages



Physician
Patient
Payer

Patient

- Opportunity for **preventive** polyp screening
- **Patient-friendly** test
- **NO** bowel preparation
- **NO** sedation, pain or discomfort
- **NO** interruption of daily routine

Physician

- Potential for **improved adherence** - alternative for patients refusing or unable to undergo colonoscopy
- Potential for **increased treatment** volumes
- Cloud-based **analysis** tool
- **NO** operating room required to perform the screening

Payer

- Potential for **reduced** CRC incidence and mortality through **prevention** and reduced overall cost associated with CRC treatment

13

   Clinical Evidence of C-Scan ® Performance  14  Post CE approval study* results1 for precancerous polyp detection  76% Sensitivity**  82% Specificity  *90 patients evaluated of 142 enrolled, evaluation was obtained implementing a gender-based motility analysis. Results of both C-Scan and FIT were compared to colonoscopy.** For polyps ≥10 mm   Source:http://ir.check-cap.com/2019-07-09-Check-Cap-Announces-Positive-Final-Results-from-Its-Post-CE-Approval-Study-of-the-C-Scan-R-SystemPickhardt at al. Clin. Gastro. And Hep. 2010; 8:610  (≥30mm Polyps – 38.1% malignancy rate2)   FIT Detection Rate    66%  76%  100%

U.S. Pilot Study Demonstrating Safety and Patient Satisfaction

- ✓ 28 evaluable study subjects (out of 40 who completed the study) in two sites, NYU Grossman School of Medicine and Mayo Clinic, Rochester[1]
- ✓ Primary endpoint achieved; no device or test related serious adverse events (SAEs) were reported
- ✓ All patients who underwent the study complied with the procedure and completed a questionnaire after the test, reporting higher satisfaction with C-Scan compared to colonoscopy
- ✓ Agreement between C-Scan and colonoscopy in detection of polyps for evaluable patients was consistent with data from the post-CE approval study[2,3]


C-Scan
Cap

Source:
1. Prepless Colon Capsule Technology: New Research Examines This Less Invasive Approach to Colorectal Cancer Screening. Mayo Clinic Digestive Diseases Update. Gastroenterology and Hepatology. Vol 8, No.1, 2020.
2: http://ir.check-cap.com/2019-07-09-Check-Cap-Announces-Positive-Final-Results-from-Its-Post-CE-Approval-Study-of-the-C-Scan-R-System
3. Due to sample size, the study was not designed to be powered for statistical significance.

15

       Operations Ramp Up  16  Enhancing infrastructure including investments in manufacturing equipment and personnelBuilding out global supply chainHot line assembly of C-Scan for U.S. pivotal trial being conducted in collaboration with GE HealthcareOngoing evaluation of post-pivotal trial manufacturing scalability

       Global Regulatory Pathway  17  Pivotal study initiation planned in 2021*  *Assuming the COVID-19 pandemic does not cause further interruptions in the Company's operations  Israeli Ministry of Health (“AMAR”) approval obtainedOngoing additional clinical data collection  Israel   EU  CE Mark granted  United States

Strong Global Intellectual Property Franchise

Core patents granted in major jurisdictions

C-Scan Core Patents

- X-ray capsule medical imaging
- 3D Real-time tracking
- 3D Recon algorithms



Future potential applications

- Drug delivery capsule
- Microbiome sampling capsule
- Catheter-based X-ray imaging

42 Granted **3** Allowed **15** Pending

18

   Management Team  19      Boaz Shpigelman  Chief Executive Officer  Alex Ovadia  VP of Operations  Joshua Belkar  Founder & CTO  Yoav Kimchy, Ph.D.  Chief Financial Officer  Mira Rosenzweig  VP of Clinical Affairs  Vardit Segal, Ph.D.  VP of Research & Development  VP QA&RA  Israel Hershko    Director of Human Resources  Noa Reshef

                 Board of Directors  Extensive Experience in Medical Technology Development and Commercialization  XQ Lin  Clara Ezed  Steve Hanley  Chairman      Dr. Mary Jo Gorman    Yuval Yanai

Strategic Path Forward

Q4/2020E	2021E	2022E-2023E
IDE submission	Initiation of U.S. Pivotal Study[1,2,3]	Completion of U.S. Pivotal Study[1,2,3] File with FDA[1,2,3] FDA Approval[1,2,3]

Collection of additional clinical data in preparation for pivotal study*

Operations ramp up, reimbursement strategy advancement and continued exploration of strategic partnerships

* Includes larger-scale study in Israel in subjects considered to be average risk

1. Pending sufficient capital
2. Assuming de novo classification, no PMA and no additional clinical studies required
3. Pending successful results of additional clinical data collection

Disclaimer: This timeline assumes that the COVID-19 pandemic does not cause further interruptions in the Company's operations

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Investment Summary

Significant Market Potential	~881,000 CRC deaths ~1.8M new cases of CRC globally in 2018 Multibillion-dollar addressable market
C-Scan® Value Proposition	Preparation-free test to detect polyps before they may transform into cancer Opportunity for patients to take control of their health through preventive screening Positive clinical data
Global Regulatory Pathway	Collaboration with GE Healthcare U.S. pivotal study planned in 2021* CE marking in EU; AMAR approval in Israel
Strong Worldwide IP	42 patents granted; 3 allowed; 15 pending
Experienced Leadership Team	Management experienced in navigating regulatory pathways and product launch/commercialization
General Information	HQ: Isfiya, Israel NASDAQ: CHEK Number of employees: 63 Cash and equivalents: $16.4M as of June 30, 2020 (excludes $8.7 million net proceeds received in July 27, 2020 from warrant exercise financing)

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* Assuming the COVID-19 pandemic does not cause further interruptions in the Company's operations

 APPENDIX

 United States  Colonoscopy Out of pocket private sector   $1,2121 ($2,100 – $3,7642)    Cologuard(Stool DNA, Exact)   $5093  Reimbursement for Screening Methods  Source:1. Relates to estimated average cost with biopsies in 2015 https://link.springer.com/article/10.1007/s00261-015-0538-1 2. https://aspe.hhs.gov/system/files/pdf/255906/DHNAdditionalInfor.pdf, https://www.bankrate.com/finance/smart-spending/how-much-does-colonoscopy-cost.aspx3. https://www.cms.gov/Medicare/Medicare-Fee-for-Service-Payment/ClinicalLabFeeSched/Downloads/CY2018-CLFS-Payment-System-Summary-Data.pdf4. http://mayafiles.tase.co.il/rpdf/854001-855000/p854945-00.pdf   Japan  Capsule Endoscopy (Medtronic)    $785*4  *83,100 JPY in 2019 or $785USD (based on August 2019 rates).  24

X-Ray Exposure Control





Comparison of approximate effective radiation dose in adults for several radiology procedures
mSv
12
10
8
6
4
2
0
0.05
0.1
6
8
10
C-Scan
Chest X-ray
CT–Colonography
Barium Enema (Lower GI X-ray)
CT–Abdomen and Pelvis

Very Low Radiation Exposure

- Proximity of the capsule to the scanning target allows for the use of an ultra-low dose radiation

Low Environmental Impact

- Source half lifetime 15.4 days
- Almost undetectable radiation after disposal

Source: https://www.radiologyinfo.org/en/info.cfm?pg=safety-xray

25

C-Scan®: Preparation-Free Colon Screening  26  Compton Back-scattering  X-Ray Fluorescence  Capsule scanning over a polyp  Disruptive Imaging TechnologyAs the capsule moves naturally, it scans the inner lining of the colon in a 360-degree arc, scanning only when in motion  Exclusive Motility AnalysisCapsule motility is continuously tracked and recorded